Exhibit 99.1

PRESS RELEASE

Hydrogenics Mails Offers for Units and Convertible Debentures of Algonquin Power
Income Fund in connection with Non-Dilutive Financing Transaction

Mississauga, Ontario – September 21, 2009. Hydrogenics Corporation (TSX: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, today mailed to holders of units and convertible debentures of Algonquin Power Income Fund (“Algonquin Power”) Offers to Purchase and Take-over Bid Circulars dated September 21, 2009 in connection with the previously-announced offers to acquire all the outstanding units and convertible debentures of Algonquin Power (the “Offers”). The Offers are part of the non-dilutive financing transaction (the “Transaction”) to be implemented pursuant to a support agreement among Hydrogenics, the trustees of Algonquin Power and a newly created subsidiary of Hydrogenics (“New Hydrogenics”).

The Offers will expire at 12:01 a.m. (local time at the place of deposit) on October 27, 2009, unless extended or withdrawn, and the Transaction will close at that time.

The Offers to Purchase and Take-over Bid Circulars and related documents are available on the SEDAR website at www.sedar.com.

As part of the Transaction, shareholders of Hydrogenics will have their common shares redeemed for common shares in the capital of New Hydrogenics. Additionally, substantially all of the assets and liabilities of Hydrogenics will be transferred to New Hydrogenics, New Hydrogenics will be renamed Hydrogenics Corporation and New Hydrogenics will assume Hydrogenics’ current listings on the Toronto Stock Exchange and Nasdaq Global Market. The Transaction will result in a cash payment of $10.8 million to New Hydrogenics for certain tax attributes but will not otherwise result in a change to the Hydrogenics’ business or shareholder base.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a take-over bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com